    As filed with the Securities and Exchange Commission on March 12, 2001
                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                             PLANAR SYSTEMS, INC.
            (Exact Name of Registrant as specified in its charter)

                OREGON                               93-0835396
       (State of incorporation)         (I.R.S. Employer Identification No.)

                             1400 NW Compton Drive
                            Beaverton, Oregon 97006
                                 503-690-1100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                 Balaji Krishnamurthy, Chief Executive Officer
                             Planar Systems, Inc.
                             1400 NW Compton Drive
                            Beaverton, Oregon 97006
                                 503-690-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

                          Gregory E. Struxness, Esq.
                                Ater Wynne LLP
                         222 S.W. Columbia, Suite 1800
                            Portland, Oregon 97201
                                 503-226-1191

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  from time to time after the effective date of this registration statement.

   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                        Proposed
                                           Proposed     maximum
 Title of each class of      Amount        maximum     aggregate   Amount of
    securities to be          to be     offering price  offering  registration
       registered         registered(1)  per share(2)   price(2)      fee
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
Common stock, no par
 value per share(3).....     362,794        $22.48     $8,155,609    $2,039
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
(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or similar event.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on March 9, 2001 in accordance with Rule 457 under the Securities Act of 1933.

(3) Including associated Preferred Stock Purchase Rights. Prior to the occurrence of certain events, the Preferred Stock Purchase Rights will not be evidenced or traded separately from the Common Stock.

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED MARCH 12, 2001

PROSPECTUS

                                 362,794 Shares

                              PLANAR SYSTEMS, INC.

                                  Common Stock

                                  -----------

  This prospectus relates to 362,794 shares of our common stock that may be sold from time to time by the selling shareholders named in this prospectus. The selling shareholders are former shareholders of AllBrite Technologies, Inc. who acquired these shares of our common stock in connection with our acquisition of AllBrite Technologies in a private transaction.

  The selling shareholders may sell the shares of common stock described in this prospectus from time to time in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 11.

  All of the net proceeds from the sale of these shares will go to the selling shareholders. We will not receive any portion of the proceeds from the sale of these shares.

  Our common stock is quoted on the Nasdaq National Market under the symbol "PLNR." On March 9, 2001, the last sale price of the common stock on the Nasdaq National Market was $22.375 per share.

  You should read this prospectus carefully before you invest. Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 3.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is            , 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
THE COMPANY................................................................   3
RISK FACTORS...............................................................   3
USE OF PROCEEDS............................................................  11
PLAN OF DISTRIBUTION.......................................................  11
SELLING SHAREHOLDERS.......................................................  13
LEGAL MATTERS..............................................................  15
EXPERTS....................................................................  15
WHERE YOU CAN FIND MORE INFORMATION........................................  15
INFORMATION INCORPORATED BY REFERENCE......................................  15
FORWARD LOOKING STATEMENTS.................................................  16

   THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. NO ONE ELSE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                  THE COMPANY

   We are a leading developer, manufacturer and marketer of high performance electronic display products. Our products include proprietary electroluminescent (EL) flat panel displays, cathode ray tubes (CRTs), active matrix liquid crystal displays (AMLCDs), passive matrix liquid crystal display (PMLCD) products, and monitors. These products are used in a wide variety of medical, industrial, transportation, communications and other applications. We compete on a global basis with full development, manufacturing and marketing operations in both the United States and Europe.

   In the prospectus, "Planar," "we" and "our" refer to Planar Systems, Inc. unless the context otherwise requires. We are incorporated in Oregon and our principal offices are located at 1400 N.W. Compton Drive, Beaverton, Oregon, 97006. Our telephone number is 503-690-1100.

                                  RISK FACTORS

   Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, financial condition and operating results. You should carefully consider these risk factors, together with all other information included or incorporated by reference before you decide whether to purchase shares of our common stock.

A significant slowdown in the demand for our customers' products would adversely affect our business.

   We generally do not sell products to end users. Instead, we design and manufacture various display solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers' products. Accordingly, we must identify industries that have significant growth potential and establish relationships with Original Equipment Manufacturers (OEMs) in those industries. Our failure to identify potential growth opportunities or establish relationships with OEMs in those industries would adversely affect our business. Our dependence on the success of the products of our customers exposes us to a variety of risks, including the following:

  . our ability to match our design and manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

  . customer order patterns, changes in order mix and the level and timing of orders placed by customers that we can manufacture and ship in a quarter; and

  . the cyclical nature of the industries and markets our customers serve.

   Our failure to address these risks may have an adverse affect on our revenues and operating results.

We are subject to lengthy development periods and product acceptance cycles.

   We generally sell our displays to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our displays or pursue other alternatives. This requires us to make significant investments of time and capital in the custom design of display modules well before our customers introduce their products incorporating these displays and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer's entire product development process, we face the risk that our display will fail to meet our customer's technical, performance, or cost requirements or will be replaced by a competing product or alternative technological solution. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our operating results.

We do not have long-term purchase commitments from our customers.

   Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we have begun to enter into more longer term supply contracts with our customers, our business is generally characterized by short-term purchase orders. We typically plan our production and inventory levels based on internal forecasts of customer demand which rely in part on nonbinding forecasts provided by our customers. As a result, our noncancellable backlog generally does not exceed three or four months, which makes forecasting our revenues difficult. Inaccuracies in our forecast as a result of changes in customer demand or otherwise may result in our holding excess and obsolete inventory or having unabsorbed manufacturing overhead. The failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements could have a material adverse affect on our business and operating results. We have experienced such problems in the past and may experience such problems in the future.

We face intense competition.

   The market for information displays is highly competitive, and we expect this to continue. We believe that over time this competition will have the effect of reducing average selling prices of our flat panel displays. Certain of our competitors have substantially greater name recognition and financial, technical, marketing and other resources than we do. In addition, certain of our competitors have made and continue to make significant investments in the construction of manufacturing facilities for AMLCDs and other advanced displays. We cannot assure you that our competitors will not succeed in developing or marketing products that would render our products obsolete or noncompetitive. To the extent we are unable to compete effectively against our competitors, whether due to such practices or otherwise, our financial condition and results of operations would be materially adversely affected.

   Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

  . our success in designing and manufacturing new product solutions, including those implementing new technologies;

  . our ability to address the needs of our customers;

  . the quality, performance, reliability, features, ease of use, pricing and diversity of our product solutions;

  . foreign currency fluctuations, which may cause a foreign competitor's products to be priced significantly lower than our product solutions;

  . the quality of our customer services;

  . our efficiency of production;

  . the rate at which customers incorporate our product solutions into their own products; and

  . product or technology introductions by our competitors.

Shortages of components and materials may delay or reduce our sales and increase our costs.

   Our inability to obtain sufficient quantities of components and other materials necessary to produce our displays could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. We obtain many of the materials we use in the manufacture of our displays from a limited number of suppliers, and we do not have long-term supply contracts with any of them. As a result, we are subject to increased costs, supply interruptions and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our displays are incorporated.

   We depend on Topvision Display Technologies, Inc., which is located in Taiwan, for the manufacture of the displays that we sell in the medical monitor and desktop monitor markets. We also rely on certain other contract manufacturing operations in Asia for the manufacture of circuit boards and other components and the manufacture and assembly of certain of our products. We do not have a long-term supply contract with Topvision or the other Asian contract manufacturers on which we rely. If Topvision were to terminate its arrangements with us or become unable to provide these displays to us on a timely basis, we would be unable to sell our medical monitor and desktop monitor products until alternative manufacturing arrangements could be made. If one or more of the other contract manufacturers on which rely were to terminate its arrangements with us or become unable to provide products or services to us, our ability to sell certain products would be impaired until alternative arrangements could be made. Furthermore, we cannot assure you that we would be able to establish replacement manufacturing or assembly arrangements and relationships on acceptable terms, which could have a material adverse effect on our revenue and earnings.

   Our reliance on Topvision and other contract manufacturers involves certain risks, including:

  . the lack of control over production capacity and delivery schedules;

  . limited control over quality assurance, manufacturing yields and production costs;

  . the risks associated with international commerce, including unexpected changes in legal and regulatory requirements, foreign currency fluctuations and changes in tariffs; and

  . trade policies and political and economic instability.

   Topvision, as well as other third parties with which we do business, are located in Taiwan. In 1999, Taiwan experienced several earthquakes which resulted in many Taiwanese companies experiencing related business interruptions. Our business could suffer significantly if Topvision's or other significant vendors' operations were disrupted for an extended period of time.

Our exit from the military flat panel AMLCD business will reduce our revenues and may be more costly than we expect.

   We have fixed price contracts for flat panel AMLCD displays with a small number of military avionics customers. As a result of the performance requirements for these displays and difficulties in the manufacturing process, we have experienced difficulties in satisfying our obligations under these contracts and generally have not realized a profit selling these products. Although we have successfully renegotiated specifications and prices under certain of these contracts, we have not been able to renegotiate the terms of all such contracts or achieve a level of profitability on these products that would justify continuing sales. As a result, we announced in September 2000 that we were exiting the military flat panel AMLCD business and would not seek new military flat panel AMLCD supply contracts or contract extensions when the existing contracts expire in fiscal 2001. At that time, we recorded a non-recurring charge of approximately $13 million to cover excess inventory, expected losses on contracts which will not be fulfilled, expected losses on contracts that will be fulfilled, impairment of fixed assets and workforce reductions, all in connection with the decision to exit the military flat panel AMLCD business. Our inability to satisfy our obligations under existing contracts could result in contractual liabilities, including warranty obligations, that exceed the amounts we have recorded, which would adversely affect our earnings. In addition, our decision to exit this business could impair our ability to continue to participate in the military avionics market and potentially the commercial avionics market, which would adversely affect our revenues and earnings.

We must maintain satisfactory manufacturing yields and capacity.

   Our inability to maintain high levels of productivity or to satisfy delivery schedules at our manufacturing facilities would adversely affect our operating results. The design and manufacture of our displays involves highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. At times we have experienced lower than anticipated manufacturing yields and lengthening of delivery schedules and may experience such problems in the future, particularly with respect to new products or technologies. Any such problems could have a material adverse effect on our revenue and earnings.

Our continued success depends on the development of new products and technologies.

   Our future results of operations will depend in part on our ability to improve and market our existing products and to successfully develop, manufacture and market new products. If we are not able to continue to improve and market our existing products, develop and market new products and continue to make technological developments, our products or technology could become obsolete or noncompetitive. Even if we are successful in developing new products, new products typically result in pressure on gross margins during the initial phases as costs of manufacturing start-up activities are spread over lower initial sales volumes. We have experienced lower than expected yields with respect to new products and processes in the past. These low yields have a negative impact on gross margins. In addition, customer relationships can be negatively impacted due to production problems and late delivery of shipments.

   A portion of our display products rely on EL technology, which currently constitutes only a small portion of the information display market. Through the acquisition of Standish Industries, Inc., we have diversified our display products and expanded our addressable market significantly to include flat panel PMLCD applications. Our future success will depend in part upon increased market acceptance of existing EL, PMLCD and AMLCD technologies and other future technological developments. Some of our competitors are investing substantial resources in the development and manufacture of displays using a number of alternative technologies. If these efforts result in the development of products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire an alternative technology that is more competitive, our business and results of operations will be adversely affected.

   Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the following:

  . utilization of advances in technology;

  . innovative development of new solutions for customer products;

  . efficient and cost-effective services; and

  . timely completion of the design and manufacture of new product solutions.

Our efforts to develop new technologies may not result in commercial success.

   Our research and development efforts with respect to new technologies may not result in customer or widespread market acceptance. Some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems and other factors. Even when we successfully complete a research and development effort with respect to a particular technology, our customers may determine not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

  . difficulties with other suppliers of components for the products;

  . superior technologies developed by our competitors;

  . price considerations;

  . lack of anticipated or actual market demand for the products; and

  . unfavorable comparisons with products introduced by others.

Our efforts to sell desktop monitors in the end-user market may not be successful.

   We recently began selling flat panel AMLCD monitors in the desktop market. We generally have not sold our products in end-user markets and have entered into arrangements with several large computer retailers to market our desktop monitor products. The market for desktop monitors is highly competitive, subject to rapid technological change and subject to changes in consumer tastes and demand. Our failure to successfully monitor and control inventory levels or quickly respond to technological changes or changes in consumer tastes and demand could result in excess and obsolete inventories of our desktop monitor products which could adversely affect our business and operating results.

We face risks associated with international operations.

   Our manufacturing, sales and distribution operations in Europe and Asia create a number of logistical and communications challenges. Our international operations also expose us to various economic, political and other risks, including the following:

  . management of a multi-national organization;

  . compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

  . employment and severance issues;

  . overlap of tax issues;

  . tariffs and duties;

  . possible employee turnover or labor unrest;

  . lack of developed infrastructure;

  . the burdens and costs of compliance with a variety of foreign laws; and

  . political or economic instability in certain parts of the world.

   Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by our host countries to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers.

Variability of customer requirements may adversely affect our operating results.

   Custom manufacturers for OEMs must provide increasingly rapid product turnaround and respond to ever-shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. Cancellations, reductions, or delays by a significant customer or by a group of customers could adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet our customers' demands if their demands exceed anticipated levels.

Our operating results have significant fluctuations.

   In addition to the variability resulting from the short-term nature of our customers' commitments, other factors contribute to significant periodic quarterly fluctuations in our results of operations. These factors include the following:

  . the timing of orders;

  . the volume of orders relative to our capacity;

  . product introductions and market acceptance of new products or new generations of products;

  . evolution in the life cycles of customers' products;

  . timing of expenditures in anticipation of future orders;

  . effectiveness in managing manufacturing processes;

  . changes in cost and availability of labor and components;

  . product mix;

  . pricing and availability of competitive products and services; and

  . changes or anticipated changes in economic conditions.

   Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decrease.

We must effectively manage our growth.

   The failure to manage our growth effectively could adversely affect our operations. We have increased the number of our manufacturing and design programs and may expand further the number and diversity of our programs in the future. Our ability to manage our planned growth effectively will require us to:

  . enhance our operational, financial and management systems;

  . expand our facilities and equipment; and

  . successfully hire, train and motivate additional employees.

   The expansion and diversification of our product and customer base may result in increases in our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the anticipated demand of our customers. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources.

We must protect our intellectual property, and others could infringe on or misappropriate our rights.

   We believe that our continued success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. We seek to protect certain of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

  . pending patent applications may not be issued;

  . intellectual property laws may not protect our intellectual property rights;

  . third parties may challenge, invalidate, or circumvent any patent issued to us;

  . rights granted under patents issued to us may not provide competitive advantages to us;

  . unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights; and

  . others may independently develop similar technology or design around any patents issued to us.

   We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract our management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

   Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. The failure to obtain necessary licenses or other rights or the institution of litigation arising out of such claims could materially and adversely affect us.

The market price of our common stock may be volatile.

   The market price of our common stock has been subject to wide fluctuations. During the last twelve months, the closing market price of our stock has ranged from $7.50 to $32.875. The trading price of our common stock in the future is likely to continue to be subject to wide fluctuations in response to various factors, including the following:

  . variations in our quarterly operating results;

  . actual or anticipated announcements of technical innovations or new product developments by us or our competitors;

  . changes in analysts' estimates of our financial performance;

  . general conditions in the electronics industry; and

  . worldwide economic and financial conditions.

   In addition, the public stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

We must finance the growth of our business and the development of new products.

   To remain competitive, we must continue to make significant investments in research and development, equipment and facilities. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

   From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

We may pursue acquisitions and investments that could adversely affect our business.

   In the past we have made, and in the future we may make, acquisitions of and investments in businesses, products and technologies that are intended to complement our business, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. If we make any future acquisitions, we could issue stock, incur substantial debt, or assume contingent liabilities. Any acquisitions that we undertake, including our recent acquisition of AllBrite Technologies, Inc., could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results. Any such acquisitions also involve numerous risks, including the following:

  . problems assimilating the purchased operations, technologies, or products;

  . unanticipated costs associated with the acquisition;

  . diversion of management's attention from our core businesses;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have no or limited prior experience; and

  . potential loss of key employees of purchased organizations.

   We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could adversely affect our business and operating results.

Sales of large numbers of shares could adversely affect the price of our common stock.

   Except for the shares of common stock covered by this prospectus and a total of 579,029 additional shares owned by certain selling shareholders, all of our outstanding shares are freely tradeable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, may depress the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders pursuant to this prospectus. The purpose of this offering is to register our common stock for resale by the selling shareholders.

                              PLAN OF DISTRIBUTION

   The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term "selling shareholder" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Any sales may occur in one or more of the following types of transactions (including block transactions):

  . transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

  . privately negotiated transactions between a selling shareholder and a purchaser, or

  . transactions effected with or through a broker-dealer acting as either agent or principal.

   These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another shareholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

   In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus.

   The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling shareholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling shareholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from the sale of these shares. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

   The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, we will file a supplement to this prospectus, if required.

   If a selling shareholder uses this prospectus for any sale of the shares, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. Instead of using this prospectus for any sale of the shares, a selling shareholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

   The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

   In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We have agreed to use our best efforts to maintain the effectiveness of this Registration Statement with respect to the shares of common stock offered hereunder by the selling shareholders for three months after the date of this prospectus. There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 5, 2001, by each of the selling shareholders. The selling shareholders covered by this prospectus are persons who received our common stock in exchange for shares of common stock of AllBrite Technologies, Inc. in connection with our acquisition of AllBrite on December 22, 2000.

   Our registration of the shares of common stock covered by this prospectus does not necessarily mean that the selling shareholders will sell all or any of the shares. The information provided in the table below with respect to each selling shareholder has been obtained from such selling shareholder. Except for K.R. Christofferson, Rick Moore and Lee Olesen, each of whom have been and continue to be employees of AllBrite, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with Planar or any of our predecessors or affiliates. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming each selling shareholder sells all of the shares that may be offered by such selling shareholder) can be given as to the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

                               Shares Beneficially
                                  Owned Prior to            Shares Beneficially
                                     Offering       Shares  Owned After Offering
                               --------------------  Being  --------------------
Name of Shareholder            Number(1) Percent(2) Offered Number(1) Percent(2)
-------------------            --------- ---------- ------- --------- ----------
Robert Chognard...............    1,911      *       1,911       --      --

Jean C. Chognard, Trustee.....    1,911      *       1,911       --      --
 Jean C. Chognard Separate
 Property Trust dated 11/17/95

K.R. Christofferson...........   17,717      *      17,717       --      --

Christopher J. Connolly, Co-
 Trustee......................   20,210      *      20,210       --      --
 Christopher J. Connolly &
 Rhonda M. Connolly Family
 Trust

Shawn Evans...................    3,823      *       3,823       --      --

Alan and Kim Finley...........    3,823      *       3,823       --      --

Werner T. Heid................    3,823      *       3,823       --      --

Stephen Heidel................    3,823      *       3,823       --      --

Ed Hessel and Wendy Wright....    1,911      *       1,911       --      --

James F. Holtz................    1,911      *       1,911       --      --

Charles and Janine Jadallah...    3,823      *       3,823       --      --

Danny Kashou..................    3,058      *       3,058       --      --

Ronald J. Monark..............    3,823      *       3,823       --      --

Manoj and Mary Monga..........    1,911      *       1,911       --      --

Rick Moore....................  354,943     2.9     53,241   301,702     2.5

Mahmoud and Najah Mostafa.....    3,823      *       3,823       --      --

Larry N. Murnane, Trustee.....   29,723      *      29,723       --      --

                               Shares Beneficially
                                  Owned Prior to            Shares Beneficially
                                     Offering       Shares  Owned After Offering
                               --------------------  Being  --------------------
Name of Shareholder            Number(1) Percent(2) Offered Number(1) Percent(2)
-------------------            --------- ---------- ------- --------- ----------
Tayseer Odeh, Trustee........     7,646       *       7,646      --       --
 The Odeh Family Trust dated
 January 19, 2000

Lee Olesen...................   326,267      2.7     48,940  277,327      2.3

Andrew G. Peterson, Trustee..     8,618       *       8,618      --       --
 Andrew G. Peterson Separate
 Property Trust dated 3/1/99

Daniel C. Peterson, Trustee..     8,618       *       8,618      --       --
 Peterson 1988 Family Trust
 dated 7/28/88

James F. Peterson, Trustee...     8,618       *       8,618      --       --
 James F. Peterson Trust
 dated 1/1/00

Matthew A. Peterson,
 Trustee.....................    20,509       *      20,509      --       --
 Matthew A. Peterson Trust
 dated 9/23/93

Donald and Joyce Ratkowski,
 Trustee.....................     3,823       *       3,823      --       --
 Ratkowski Revocable Trust
 Agreement dated April 22,
 1982

John and Chong Roussin.......     3,823       *       3,823      --       --

George Salameh, Trustee......    39,236       *      39,236      --       --
 Salameh Family Trust

Roy Salameh..................     5,352       *       5,352      --       --

Marshal A. Scarr, Trustee....    13,080       *      13,080      --       --
 Peterson & Price Profit
 Sharing Plan

Steven Steinfield............     3,823       *       3,823      --       --

Sidney A. and Judith A.
 Stutz, Trustees.............     1,911       *       1,911      --       --

Christopher Welsh............     4,752       *       4,752      --       --

Sharlee Lou Welsh, Trustee...    11,890       *      11,890      --       --
 Edward L. Nelson Trust dated
 6/18/69 FBO
 Sharlee Lou Welsh

Edward F. Whittler, Trustee..    11,890       *      11,890      --       --
 Peterson & Price Profit
 Sharing Plan
                                -------    -----    -------  -------     ----
  TOTAL......................   941,823    7.80%    362,794  579,029     4.8%

--------
 *  less than one percent.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

(2) Computed based on 12,091,382 shares of common stock outstanding on February 5, 2001.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon by Ater Wynne LLP, Portland, Oregon, counsel to the Company.

                                    EXPERTS

   The consolidated financial statements of Planar Systems, Inc. as of September 29, 2000 and September 24, 1999, and for each of the years in the three-year period ended September 29, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are a reporting company and file the annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can also obtain copies of these materials from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. Our SEC filings are also available at the SEC's World Wide Web site at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

   The SEC permits us to "incorporate by reference" the information and reports that we file with it. This means we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-K for the year ended September 29, 2000;

     2. Our definitive Proxy Statement dated December 29, 2000;

     3. Our Quarterly Report on Form 10-Q for the quarter ended December 29,
  2000;

     4. Our Current Reports on Form 8-K dated December 4, 2000, January 8, 2001 and March 2, 2001; and

     5. The description of our common stock contained in our registration statement on Form 8-A filed on December 6, 1993 and Current Report on Form 8-K filed on February 21, 1996.

   We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

   We will furnish without charge to you, on written or oral request, a copy of any or all of these filings. You should direct any requests for documents to Investor Relations, Planar Systems, Inc., 1400 NW Compton Drive, Beaverton, Oregon 97006, telephone 503-690-1100.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "intends," "may," "will," "should," "seeks," "pro forma" or "anticipates," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors," beginning on page 2 and elsewhere in this prospectus and documents incorporated herein by reference.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The Registrant will bear no expenses in connection with any sale or other distribution by the selling shareholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

      SEC registration fee............................................. $ 2,039
      Legal fees and expenses..........................................  15,000
      Accounting fees and expenses.....................................   5,000
      Printing expenses................................................  10,000
      Miscellaneous expenses...........................................   1,000
                                                                        -------
        Total.......................................................... $33,039
                                                                        =======

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA,
Article IX of the Company's Second Restated Articles of Incorporation (the "Articles") eliminates the personal liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities. The Articles require the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

   Section 60.387, et seq., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

   The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

   The Company has entered into indemnity agreements with each of its executive officers and members of its Board of Directors. Each agreement provides for indemnification of the indemnitee to the fullest extent allowed by law.

   In connection with this offering, the selling shareholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant against any and all liability arising from inaccurate information provided to the Registrant by the selling shareholders and contained herein.

Item 16. EXHIBITS.

 Exhibits.

    5.1 Opinion of Ater Wynne LLP

   23.1 Consent of KPMG LLP, Independent Auditors

   23.2 Consent of Ater Wynne LLP (included in Exhibit 5.1)

   24.1 Power of Attorney (see page II-3)

Item 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                           [SIGNATURE PAGE TO FOLLOW]

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, Planar Systems, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on March 9, 2001.

                                          PLANAR SYSTEMS, INC.

                                                /s/ Balaji Krishnamurthy
                                          By: _________________________________
                                                    Balaji Krishnamurthy
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Balaji Krishnamurthy and Steve Buhaly, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 9, 2001.

       /s/ Balaji Krishnamurthy             President, Chief Executive Officer,
___________________________________________  Director (Principal Executive Officer)
           Balaji Krishnamurthy

           /s/ Steve Buhaly                 Vice President, Chief Financial Officer
___________________________________________  (Principal Financial and Accounting
               Steve Buhaly                  Officer)

         /s/ William D. Walker              Chairman of the Board
___________________________________________
             William D. Walker

           /s/ Carl W. Neun                 Director
___________________________________________
               Carl W. Neun

         /s/ Heinrich Stenger               Director
___________________________________________
             Heinrich Stenger

           /s/ E. Kay Stepp                 Director
___________________________________________
               E. Kay Stepp

        /s/ Gregory H. Turnbull             Director
___________________________________________
            Gregory H. Turnbull

          /s/ Steven E. Wynne               Director
___________________________________________
              Steven E. Wynne

                                 EXHIBIT INDEX

  5.1 Opinion of Ater Wynne LLP

 23.1 Consent of KPMG LLP, Independent Auditors

 23.2 Consent of Ater Wynne LLP (included in Exhibit 5.1)

 24.1 Power of Attorney (see page II-3)